March 3, 2011
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:    John Reynolds, Assistant Director

RE:	China BCT Pharmacy Group, Inc.
Amendment No. 12 to Registration Statement on Form S-1
File No. 333-165161

Ladies and Gentlemen:

This firm is counsel to the above-referenced company, China BCT Pharmacy Group, Inc. (“China BCT” or the “Company” and sometimes “we” or “our”) and is filing this response to your comment provided by Mr. Damon Colbert via telephone conference on February 24, 2011, with respect to the above-referenced filing on the Company’s behalf. Amendment No. 12 to the Company’s registration statement on Form S-1 reflecting the changes in disclosure described in this letter is also being filed today.

We have revised the disclosure in the Security Ownership of Certain Beneficial Owners and Management section to indicate who has ultimate voting power and investment authority over the shares of preferred stock issued to Milestone Longcheng Limited.  We have also revised the disclosures throughout the Form S-1 to reflect the closing of the sale of preferred shares to Milestone Longcheng Limited.

In addition, we are re-attaching to this correspondence for your review the form of Amendment No. 1 to our annual report on Form 10-K/A for the year ended December 31, 2009, the form of Amendment No. 1 to our quarterly report on Form 10-Q/A for the period ended March 31, 2010, the form of Amendment No. 1 to our quarterly report on Form 10-Q/A for the period ended June 30, 2010, and the form of Amendment No. 1 to our quarterly report on Form 10-Q/A for the period ended September 30, 2010, each of which we anticipate filing so as to conform the disclosure therein to reflect the Staff’s comments and our responses as made in the amendments, including this Amendment No. 12, to our registration statement.  The only change to these filings from your last review of each is a revision to the Subsequent Events section of the notes to the financial statements in the Form 10-Q/A for the period ended September 30, 2010, disclosing the closing of the sale of preferred shares to Milestone Longcheng Limited.

China BCT Pharmacy Group, Inc.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or (404) 797-1077.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

Attachments

cc:           Shelly Zhang, CFO, China BCT Pharmacy Group, Inc.
Jeffrey Li, Esq.
James Thornton, Esq.
Doug Eingurt, Esq.